UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 391st MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 19, 2021

1.   DATE, TIME AND PLACE: February 19, 2021, at 9:00 a.m., exceptionally held remotely, due to the COVID-19 pandemic, pursuant to the article 19, paragraph 1 of the Internal Regulations of the Board of Directors and of the Technical and Advisory Committees (“Internal Regulation”) of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: A call was made pursuant to the Company's Bylaws. The members of the Board of Directors of the Company, who sign these minutes, were present, therefore having a quorum under the terms of the Bylaws. The board members, Mr. Julio Esteban Linares Lopez, Mr. Francisco Javier de Paz Mancho and Ms. Ana Theresa Masetti Borsari, were represented by the Chairman of the Board, Mr. Eduardo Navarro de Carvalho, by delegation of vote. Were also present, the Director of Finance and Investor Relations, Mr. David Melcon Sanchez-Friera; the General Secretary and Legal Director, Mr. Breno Rodrigo Pacheco de Oliveira, as Secretary of the Meeting; and the presenters individually nominated for the themes below, whose participation was restricted to the time of appreciation of the respective themes.

3.       PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Meeting; and Breno Rodrigo Pacheco de Oliveira – Secretary of the Meeting.

4.       AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the members of the Board of Directors deliberated unanimously, as described below:

4.1. TO APPROVE THE FINANCIAL STATEMENTS, ACCOMPANIED BY THE INDEPENDENT AUDITORS OPINION AND THE MANAGEMENT’S ANNUAL REPORT, RELATED TO THE FISCAL YEAR ENDED DECEMBER 31, 2020 (“2020 FINANCIAL STATEMENTS”), AS WELL AS THE PROPOSAL FOR INCOME ALLOCATION RELATED TO THE FISCAL YEAR ENDED DECEMBER 31, 2020 (“PROPOSAL FOR INCOME ALLOCATION”): Mr. David Melcon Sanchez-Friera, Chief Financial and Investor

Relations Officer, together with the Director of Accounting, Mr. João Orlando Carneiro and the Director of Investor Relations, Mr. Luis Carlos da Costa Plaster, presented: (i) the 2020 Financial Statements; and (ii) the Proposal for Income Allocation. The presentations were attended by the Fiscal Board Members – Messrs. Gabriela Soares Pedercini, Cremênio Medola Netto and Charles Edwards Allen, who, having previously analyzed the documents, opined in favor of the 2020 Financial Statements and the Proposal for Income Allocation and the submission of these documents to the Shareholders’ Meeting. In addition, the representative of PricewaterhouseCoopers Auditores Independentes, Mr. Sergio Eduardo Zamora, who declared that there are no reservations regarding the 2020 Financial Statements, having submitted the final draft of the Independent Auditors' Report, without reservations, which will be signed, without reservations, which will be signed on this date, without changes to the final draft now presented, after the approval of the 2020 Financial Statements by this Board. The independent auditors also declared their independence from the Company. On this occasion, the Board of Directors formally positioned itself regarding the independence declaration presented by the independent auditors, informing that they were not aware of anything that might affect the said declaration of independence. In addition, the Board Members were informed that the documents in question had been previously analyzed and approved by the Audit and Control Committee and by the Fiscal Board. Following the appreciation and discussion among those present, the Board of Directors, considering the favorable opinion of the Fiscal Board and the favorable recommendation from the Audit and Control Committee, unanimously approved the 2020 Financial Statements and the Proposal for Income Allocation, issuing a favorable opinion, without reservations, which is filed at the Company's headquarters as an annex to these minutes, and has decided to submit said documents for the approval of the Ordinary Shareholders’ Meeting to be convened by the Chairman of the Board.

4.2. APPROVING THE CALL NOTICE FOR THE ORDINARY SHAREHOLDERS’ MEETING:

The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, presented a proposal for a Call Notice for the Company's Ordinary Shareholders’ Meeting, to be held on April 15, 2021. The Collegiate approved the convening of said Meeting, and the Chairman of the Board was authorized to adopt the necessary measures to convene and carry out the act, subject to legal and statutory provisions.

5.       CLOSING: Since there was no other business to be treated, the Chairman of the Board of Directors declared that the meeting was closed and these minutes were drawn-up. São Paulo, February 19, 2021. (aa) Board of Directors: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Ana Theresa Masetti Borsari (represented by Eduardo Navarro de Carvalho by delegation of vote); Antonio Carlos Valente da Silva;

Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho (represented by Eduardo Navarro de Carvalho by delegation of vote); José María Del Rey Osorio; Juan Carlos Ros Brugueras; Julio Esteban Linares Lopez (represented by Eduardo Navarro de Carvalho by delegation of vote); Luiz Fernando Furlan; Narcís Serra Serra; Sonia Julia Sulzbeck Villalobos. Fiscal Board: Gabriela Soares Pedercini, Cremênio Medola Netto and Charles Edwards Allen. Independent Auditor: Sergio Eduardo Zamora; Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 391st meeting of the Board of Directors of Telefônica Brasil S.A., held on February 19, 2021, which was drawn-up in the proper book.

_______________________________ Breno Rodrigo Pacheco de Oliveira Secretary of the Board of Directors

ANNEX

OPINION OF THE BOARD OF DIRECTORS

The members of the Board of Directors of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in the exercise of their duties and legal responsibilities, as set forth in Brazilian Corporate Law and in the company’s Bylaws, have examined and analyzed the Company’s Financial Statements, together with the Independent Auditors’ Report and the Annual Management’s Report for the year ended December 31, 2020 (“2020 Annual Financial Statements”), as well as the Proposed Allocation of Net Income for 2020, and, taking into account the information provided by Telefônica Brasil’s Executive Board and the independent auditors, PriceWaterhouseCoopers Auditores Independentes, and the favorable opinion of the Fiscal Council members and the members of the Audit and Control Committee, vote unanimously in favor of the aforesaid documents. Accordingly, they determine that the aforesaid documents be submitted for approval by the Annual Shareholders’ Meeting, under the terms of Brazilian Corporate Law.

São Paulo, February 19, 2021.

Eduardo Navarro de Carvalho	Luiz Fernando Furlan
Chairman of the Board of Directors	Member of the Board of Directors

Julio Esteban Linares Lopez	Francisco Javier de Paz Mancho
Member of the Board of Directors	Member of the Board of Directors
(represented by Eduardo Navarro de	(represented by Eduardo Navarro de
Carvalho by delegation of vote)	Carvalho by delegation of vote)

Ana Theresa Masetti Borsari	Christian Mauad Gebara
Member of the Board of Directors	Member of the Board of Directors
(represented by Eduardo Navarro de
Carvalho by delegation of vote)

Antonio Carlos Valente da Silva	Sonia Julia Sulzbeck Villalobos
Member of the Board of Directors	Member of the Board of Directors

José María Del Rey Osorio	Claudia Maria Costin
Member of the Board of Directors	Member of the Board of Directors

Juan Carlos Ros Brugueras	Narcís Serra Serra
Member of the Board of Directors	Member of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 23, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director